December 3, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

       Re: OneLife Technologies Corp.
           Amendment No. 4 to Form 10-KT
           Filed November 27, 2018
           File No. 000-55910

Dear Mr. Wagner:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Matthew McMurdo, Esq.